

June 11, 2009

Mr. Robert H. Joseph Jr.
Chief Financial Officer
AllianceBernstein Holding LP
1345 Avenue of the Americas
New York, NY 10105

Re: **AllianceBernstein Holding L.P.**
                 AllianceBernstein L.P.
                 Form 10-K for the year ended December 31, 2008
                 File Nos. 1-9818 and 0-29961

Dear Mr. Joseph:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Chambre Malone, Attorney, at (202) 551-3262, Brigitte Lippmann, Attorney, at (202) 551-3713 or to the undersigned at (202) 551-3768.

                             Sincerely,

                             John Cash
                             Branch Chief